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                              September 29, 2023

       David Thompson
       Chief Financial Officer
       CIM Opportunity Zone Fund, L.P.
       4700 Wilshire Boulevard
       Los Angeles, CA 90010

                                                        Re: CIM Opportunity
Zone Fund, L.P.
                                                            Amendment No. 3 to
Registration Statement on Form 10
                                                            Filed September 1,
2023
                                                            File No. 000-56544

       Dear David Thompson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed September 1, 2023

       Risk Factors
       If we fail to operate our business in a manner, page 44

   1. We note that the exemption under section 3(c)(5)(C) is available only to the extent that the
                                                        Fund first meets the
definition of investment company under section 3(a)(1) of the 1940
                                                        Act.

                                                              Please
supplementally provide a detailed legal analysis detailing under which paragraph of
section 3(a)(1) of the 1940 Act the fund meets the definition of investment company.

                                                              Please revise the
disclosure on page 44 to clarify that the Fund meets the definition of investment company
under Section 3(a)(1) and is therefore relying on an exemption.
 David Thompson
FirstName LastNameDavid   Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany 29,
September NameCIM
              2023 Opportunity Zone Fund, L.P.
September
Page 2    29, 2023 Page 2
FirstName LastName
              Please be sure to identify under which paragraph of section 3(a)(1) the Fund meets the definition of investment company.
2. Please supplementally provide a detailed legal analysis to support your reliance on the exemption under section 3(c)(5)(C), including a discussion of how you categorize assets for such purposes. Please also revise your disclosure to discuss how your investment strategy supports reliance on that exemption.
Certain Relationships and Related Transactions, page 61

3. We note your response to comment 1; however, you have not disclosed the factors used in the formulas to determine the incentive allocation and management fee for the year ended
         December 31, 2022. Please revise or advise.
2. Summary of Accounting Policies
Basis of Presentation, page F-8

4. We continue to evaluate your responses to comments 9 and 10 from our letter dated July
         11, 2023. To facilitate our evaluation, please provide us with a detailed comprehensive organization chart that outlines the various interrelationships among the Fund, its investments, and CIM Group, LLC and its various affiliates.
             As a part of your response, please provide a list of each affiliate of CIM Group, LLC that has ownership in the Fund, and the purpose of their respective ownership, and any activity they engage in on behalf of the fund or its investments.
             In addition, for each investment where the Fund   s ownership
interest is less than
              100%, please clarify who holds the remaining stake in the investment (e.g. other affiliates of CIM Group LLC, investors in the Fund, or outside third parties).
5. Please clarify whether CIM Group, LLC or its affiliates or related parties, provide any guarantees on construction or development costs for investments that CIM Group affiliates have a contractual development relationship with. To the extent that you do, please tell us the nature of such guarantees and which party carries the burden of those guarantees. As a part of your response, please clarify whether CIM Group provides any protection to other investors in the Fund related to development or construction cost overruns. In addition, please clarify, compare, and contrast the decision-making rights that CIM Group LLC holds in its various roles as General Partner, Managing Member, and service provider to the various investment entities.
6. From your disclosures, we note that you highlight opportunity zone tax benefits. Please clarify whether (and if so, why) the Fund believes that any tax benefits generated as part
         of the Fund   s investment strategy are considered either returns from
investment income or
         capital appreciation. As part of your response, please tell us how significant these tax benefits are expected to be in comparison to investment income and capital appreciation, and the level of importance you believe investors place on receiving these tax benefits. In
 David Thompson
FirstName LastNameDavid   Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany 29,
September NameCIM
              2023 Opportunity Zone Fund, L.P.
September
Page 3    29, 2023 Page 3
FirstName LastName
         addition, please clarify the mechanics of how such tax benefits are used, and whether such tax benefits are transferrable (e.g. by the investors of the Fund).
7. Further to our above comment, it appears that in order to qualify for the benefits of the
         Qualified Opportunity Zone tax incentive, a property has to be substantially improved.
         Per IRS FAQs, this means that the additions to the basis of the property during any 30-
         month period beginning after the property is acquired exceed an amount equal to the adjusted basis at the start of the 30-month period. Given the tax incentive appears to require substantial development activity, and given the GP or its related parties make the development decisions for the Fund and its related property investments, please clarify how this development activity meets the fundamental characteristics of an investment company in ASC 946-10-15-6(a)(2), which states that the entity has committed to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment, or both.
8.       We note the Fund expects to benefit from CIM Group LLC   s competitive
advantage as a
         vertically integrated team, which includes development and on-site property management services, among other expertise. Please clarify how the Company considered the manner in which the entity presents itself in offering memoranda and other publications (including filings and marketing materials) in relation to its assertion that the
Fund   s business
         purpose and substantive activities are for investment income and capital appreciation. As a part of your response, please provide us a copy of the marketing material you give to prospective investors and clarify what type of investor the Fund typically markets to, and what is the predominant category of investor in the Fund, (e.g., institutional, retail, high net worth, pension). Please also comment on the extent to which the tax incentives arising from opportunity zone investing (which requires substantial improvements as discussed above) is communicated or advertised to potential investors as part of enticing investment.
9.       Please further elaborate on the Fund   s disposition strategy for its
investments.
         Specifically, please tell us if potential exit strategies have been identified and under what specific circumstances they would be executed and if they include exiting prior to (and separate from) liquidation of the Fund. Please also comment on the extent to which the opportunity zone tax incentives influence the exit strategies of investments.
 David Thompson
CIM Opportunity Zone Fund, L.P.
September 29, 2023
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Thompson
                                                          Division of
Corporation Finance
Comapany NameCIM Opportunity Zone Fund, L.P.
                                                          Office of Real Estate
& Construction
September 29, 2023 Page 4
cc:       Raphael M. Russo, Esq.
FirstName LastName